Mail Stop 3561
                                                          October 1, 2018

Alec E. Gores
Chairman of the Board of Directors
Gores Holdings II, Inc.
9800 Wilshire Blvd.
Beverly Hills, CA 90212

       Re:    Gores Holdings II, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed July 12, 2018
              File No. 1-37979

Dear Mr. Gores:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          /s/ Mara L. Ransom

                                                          Mara L. Ransom
                                                          Assistant Director
                                                          Office of Consumer
Products